UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 15, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 T
epebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated August 12, 2011 announcing the acquisition of all the shares of Global Iletisim by Turkcell Group.

August 12, 2011

ACQUISITION OF THE SHARES OF GLOBAL ILETISIM
BY TURKCELL GROUP

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our Company’s 100% owned subsidiaries Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”) and other four group companies have signed a share purchase agreement in regards to the acquisition of all of the shares of Global Iletişim Hizmetleri A.S. (“Global Iletisim”), which is one of the leading companies of its field, from its shareholders, Yıldız Holding A.S. and four real person on August 12, 2011.

The enterprise value is determined as TRY17,500,000 based on the studies undertaken by our Company. The transfer of shares should take place following the approvals received from related authorities. As per the share purchase agreement, the purchase price would be determined based on the balance sheet at the closing day and payment conditions would be set in function of the purchase price.

Turkcell Superonline aims to improve its cloud computing capability and data center services through the acquisition of the shares of Global Iletisim, owning three world class data centers.

There is not any direct or indirect management, supervisory and ownership relationship between the Seller and our Company.

Date of the Board of Directors’ decision regarding the acquisition	:	29.06.2011 and 13.07.2011
Name of the acquired financial asset	:	Global Iletisim Hizmetleri A.S.
Field of activity of the acquired financial asset	:	Global Iletisim Hizmetleri A.S. provides Fixed Telephony Services, Internet Service Provider, National Infrastructure Management, Mobile Virtual Operator services.
Capital of the acquired financial asset	:	TRY21,621,622
The acquisition method for financial asset	:	Acquisition
Date of the completion of the transaction	:	Completion is subject to the approvals from the Information and Communication Technologies Authority and The Competition Board.
Conditions of the acquisition	:
As per the Share Purchase Agreement; the enterprise value is determined as TRY17,500,000 based on the studies undertaken by our Company, while the purchase price would be determined based on the balance sheet at the closing day and payment conditions would be set in function of the purchase price.

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Nominal value of acquired shares	:	TRY21,621,622
Purchase price per share	:	Should be evaluated within the framework of the above mentioned purchase conditions.
Total amount	:	Should be evaluated within the framework of the above mentioned purchase conditions.
The ratio of acquired shares to financial asset (%)	:	100%
Shareholding in the financial asset after acquisition (%)	:	100%
The ratio of acquired voting rights to the total voting rights of financial asset (%)	:	100%
The ratio of the acquired financial asset to the total assets in its last consolidated financial statements (%)	:	0.1%
The impact on the operations of the Parent Company	:	Synergy and optimization to be created by the acquisition
Any obligation of a tender offer	:	No
In case of a tender offer, any application of an exemption	:	No
Seller company	:	All shares of Yıldız Holding A.S., Ahsen Ozokur, Ahmet Ozokur, Murat Ulker and Huseyin Avni Metinkale
Nature of relationship with the seller company	:	No related party relationship
The valuation method of the financial asset	:	Discounted cash flow method has been applied by our Company to the value adding businesses.
Is there any valuation report?	:	No
If there is not any valuation report, why?	:	This is not a related party transaction.
The amount indicated in the valuation report	:	-
If the transaction is not undertaken in accordance with the results in the valuation report, why?	:	-

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Forward Looking Statements

This document contains forward-looking statements which involve a number of uncertainties.  These include in particular the ability of the Company to close on its announced acquisition of shares of Global Iletisim and to realise the synergies between the companies that are described herein, which may be affected by, among other things: Obtaining approval of the transaction and our ability to manage technical differences between their systems and our own (both those differences that are known and those that we may yet discover) and to successfully integrate these systems, as well as other risks cited in the Risk Factors contained in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Turkcell does not undertake any obligation to update or revise forward looking statements, whether as a result of new information, future events or otherwise.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 15, 2011	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 15, 2011	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Division Head